UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file no.: 333-93785

Donegal Mutual Insurance Company 401(k) Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

DONEGAL MUTUAL INSURANCE
COMPANY 401(k) PLAN

FINANCIAL STATEMENTS WITH
SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2003 AND 2002

AND

INDEPENDENT AUDITOR’S REPORT

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

INDEPENDENT AUDITOR’S REPORT

The Administrators
Donegal Mutual Insurance Company 401(k) Plan
Marietta, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule H – Financial Information (Form 5500) Part IV Line 4i – Schedule of Assets Held for Investment Purposes At End of Year, referred to as “supplemental information”, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McKONLY & ASBURY, LLP

Harrisburg, Pennsylvania
June 9, 2004

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
Assets
Receivables
Employer contributions	$27,571	$—
Participant contributions	43,569	—

Total receivables	71,140	—

Investments, at fair value
Interest-bearing cash	2,201,645	2,387,301
Common/collective trusts	1,762,580	1,374,227
Registered investment companies	12,703,818	8,941,998
Employer securities	3,072,058	1,479,770

Total investments	19,740,101	14,183,296

Total assets	19,811,241	14,183,296

Liabilities — forfeitures due to employer	29,976	—

Net assets available for benefits	$19,781,265	$14,183,296

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Additions
Contributions
Employer	$698,421	$717,865
Participants	1,200,599	1,094,702
Rollover	194,306	344,991

	2,093,326	2,157,558

Investment income
Interest	16,586	39,815
Dividends	58,650	51,781
Net realized/unrealized appreciation (depreciation) in fair value of investments	4,139,700	(1,569,032)

	4,214,936	(1,477,436)

Total additions	6,308,262	680,122

Deductions
Benefits paid to participants	710,293	1,581,660

Net increase (decrease)	5,597,969	(901,538)
Net assets available for benefits -
Beginning of year	14,183,296	15,084,834

End of year	$19,781,265	$14,183,296

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company (the Company) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of the Company are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the following in accordance with Plan provisions: (a) the Company’s contribution, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts, including amounts that reduce employer contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary deferral contributions and earnings thereon, as well as all amounts that transferred into the Plan during the 2000 year from the discontinued Money Purchase Pension Plan and Profit Sharing Plan. Vesting of employer matching contributions and earnings thereon is based on years of service. A participant is 100% vested after 3 years of credited service. Forfeitures arising from distributions to participants who are less than 100% vested will be used to reduce employer contributions per guidelines established by the Plan. Forfeitures generated during 2003 and 2002 amounted to $29,358 and $10,732. Forfeitures used to reduce employer contributions totaled $31,283 in 2003 and zero in 2002. As of December 31, 2003, there is $29,976 of forfeitures due to the employer.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the Internal Revenue Code.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

Investments are valued at quoted market prices as determined by the Plan trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Payment of Benefits

Benefits are recorded when paid.

3.	INVESTMENTS

Putnam Investments is both the trustee and custodian which holds the funds for the Plan during the 2003 and 2002 year and maintains an individual account for each participant. Contributions made on a participant’s behalf under the Plan will be directly allocated to that participant’s account.

Contributions made to each participant’s account will be invested, based on the individual’s direction, in one or more of twenty investment options. The twenty options consist of one interest-bearing cash account (money market fund), two

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

common collective trust funds, fifteen registered investment companies (mutual funds), and two classes of employer securities.

Investments as of December 31, 2003 and 2002 are summarized below (investments that represent 5% or more of the Plan’s net assets are separately identified):

	2003	2002
Interest-bearing cash – Putnam
Money Market Fund	$2,201,645	$2,387,301
Common collective trusts
Putnam S&P500 Index Fund	1,315,380	880,775
Other	447,200	493,452
Registered investment companies
PIMCO Total Return	1,131,734	1,003,399
The Janus Fund	1,386,828	889,324
The George Putnam Fund of Boston	1,309,491	970,401
Putnam International Equity Fund	1,568,562	1,088,634
Putnam Equity Income Fund	2,622,878	2,028,325
Other	4,684,325	2,961,915
Employer securities
Class A Donegal Group, Inc. common stock	2,281,268	1,017,396
Other	790,790	462,374

	$19,740,101	$14,183,296

During the years ended December 31, 2003 and 2002, the Plan’s investments, (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	2003	2002
Fair value as determined by the trustee:
Common collective trusts	$291,427	$(193,868)
Registered investment companies	2,377,809	(1,423,762)
Employer securities	1,470,464	48,598

	$4,139,700	$(1,569,032)

4.	TAX DETERMINATION

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RELATED PARTY AND PARTY-IN-INTEREST

The Plan held 103,600 shares of Class A and 41,080 shares of Class B Donegal Group, Inc. common stock with fair values of $2,281,268 and $790,790 as of December 31, 2003. The Plan held 94,641 shares of Class A and 41,100 shares of Class B Donegal Group, Inc. common stock with fair values of $1,017,396 and $462,374 as of December 31, 2002. The net realized/unrealized appreciation of the fair value of Donegal Group, Inc. common stock (including Class A and Class B) during 2003 and 2002 was $1,470,464 and $48,598. As of December 31, 2003 and 2002, the shares of Donegal Group, Inc. common stock represent more than 5% of net assets available for benefits.

Certain 2003 and 2002 year Plan investments are interest-bearing cash, common collective trusts, and registered investment companies managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.	ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan. All of the trustee fees and audit fees were paid directly by the Company in 2003 and 2002.

7.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule H (Form 5500)
Part IV — Transactions During Plan Year
Line 4i — Schedule of Assets Held for Investment Purposes At End of Year
Name of Plan Sponsor: Donegal Mutual Insurance Company
Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
Employer Identification Number: 23-1336198
Three-digit Plan Number: 003
Year Ending December 31, 2003

		(c) Description of investment,
		including maturity date, rate of
		interest,
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par, or maturity value	(d) Cost	(e) Current value
*	Putnam Money Market Fund	Money Market Fund	**	2,201,645
	Total interest-bearing cash			2,201,645
*	Putnam Bond Index Fund	Common Collective Trust	**	447,200
*	Putnam S & P500 Index Fund	Common Collective Trust	**	1,315,380
	Total common collective trusts			1,762,580
*	Putnam Capital Opportunities Fund	Mutual Fund	**	652,839
	MSIF Small Company Growth Fund	Mutual Fund	**	505,020
	PIMCO Total Return	Mutual Fund	**	1,131,734
	The Janus Fund	Mutual Fund	**	1,386,828
*	The George Putnam Fund of Boston	Mutual Fund	**	1,309,491
*	Putnam Voyager Fund	Mutual Fund	**	247,520
*	Putnam Research Fund	Mutual Fund	**	658,281
*	Putnam Asset Allocation — Growth Portfolio	Mutual Fund	**	372,715
*	Putnam Asset Allocation — Balanced Portfolio	Mutual Fund	**	788,908
*	Putnam Asset Allocation — Conservative Portfolio	Mutual Fund	**	534,000
*	Putnam International Equity Fund	Mutual Fund	**	1,568,562
*	Putnam Equity Income Fund	Mutual Fund	**	2,622,878
*	Putnam Mid Cap Value Fund	Mutual Fund	**	242,148
	Alger Midcap Growth Institutional Portfolio	Mutual Fund	**	243,075
	Neuberger & Berman Genesis Trust	Mutual Fund	**	439,819
	Total registered investment companies (mutual funds)			12,703,818
*	Donegal Group, Inc.	Common stock, Class A, 103,600 shares	**	2,281,268
*	Donegal Group, Inc.	Common stock, Class B, 41,080 shares	**	790,790
	Total employer securities			3,072,058
	Total investments			19,740,101

*	Party-in-interest

**	Historical cost information has not been disclosed for these participant-directed investments.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in Marietta, Pennsylvania on June 28, 2004.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN

By:	/s/ Donald H. Nikolaus

Donald H. Nikolaus, Trustee

By:	/s/ Ralph G. Spontak

Ralph G. Spontak, Trustee

By:	/s/ Daniel J. Wagner

Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of McKonly & Asbury LLP (filed herewith)